Mail Stop 3561
                                                                    April 10,
2019

       Michael Karanikolas
       Co-Chief Executive Officer
       Revolve Group, Inc.
       16800 Edwards Road Cerritos
       Los Angeles, California 90703

                 Re:   Revolve Group, Inc.
                       Amendment No. 3 to Registration Statement on Form S-1 Filed March 14, 2019
                       File No. 333-227614

       Dear Mr. Karanikolas:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to our oral comments issued on October 19,
       2018.

       Selected Consolidated Financial and Other Data, page 59

           1. Please revise to include pro forma basic and diluted net income per unit attributable to common unit holders for each year presented. Similarly revise the consolidated statements of income. Refer to paragraphs (e) and (f) of Item 11 of Form S-1, Article 11 of Regulation S-X and Item 301 of Regulation S-K.

       Exclusive Forum, page 135

           2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether your exclusive forum provision applies
 Michael Karanikolas
Revolve Inc.
April 10, 2019
Page 2

       to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

       As a related matter, please revise your related Risk Factor section to disclose that the federal district court of the District of Delaware will be the exclusive forum if the Court of Chancery does not have jurisdiction.

Consolidated Statements of Changes in Members' Equity, page F-5

    3. Please explain to us why cumulative translation adjustments are not reported in other comprehensive income. Please refer to ASC 830-30-45-12.

Note 11. Equity-based Compensation, page F-19

    4. Please provide us any updates to your estimated offering pricing range and to the list of option grants in your response letter dated October 5, 2018. Your response should include quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance subsequent to
       September 3, 2018.

       You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, or William
Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney at (202) 551-3342, Jennifer L pez-Molina, Staff Attorney at (202) 551-3792 or me at
(202) 551-3720 if you have questions regarding the comments.

                                                             Sincerely,

                                                             /s/ Jennifer L pez
for

                                                             Mara L. Ransom
                                                             Assistant Director
                                                             Office of Consumer
Products